

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2016

Barry V. Perry
President and Chief Executive Officer
Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St John's, Newfoundland and Labrador
Canada A1E 0E4

> **Re: Fortis Inc.**
> **Registration Statement on Form F-4**
> **Filed March 17, 2016**
> **File No. 333-210261**

Dear Mr. Perry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proxy Statement of ITC Holdings Corp. Prospectus of Fortis Inc.

Letter to Shareholders

1.   You state that "[f]ollowing the merger, Fortis will be one of the top 15 North American public utilities ranked by enterprise value." Please provide a basis for the foregoing statement. Refer to Item 14(a) of Form F-4 and Item 4.B.7 of Form 20-F.

Risk Factors

Risks Relating to the Merger

"ITC Midwest's election to opt out of federal bonus depreciation has been challenged," page 21

2.   We note your disclosure that election of bonus depreciation "would negatively affect ITC's revenues and net income." In order to provide shareholders with an understanding of the possible quantitative impact of these known uncertainties on ITC's results of operations, please disclose the amount of potential exposure if ITC is required to use federal bonus tax depreciation for the calculation of its federal income tax expense.

Background of the Merger, page 52

3.   Please enhance your discussion of the kinds of strategic alternatives ITC considered apart from a sale of the company. If there was a point at which ITC determined to focus only on a sale of the company, please disclose such fact and describe the basis for that decision.

4.   We note your disclosure on page 56 that "26 potentially interested parties contacted representatives of Barclays and Morgan Stanley" following ITC's November 30, 2015 public announcement that it was conducting a review of potential strategic alternatives. Other than Party E and Party F, please explain the extent to which those other parties were engaged by ITC or its representatives to further explore such parties' interests in a potential strategic transaction with ITC.

5.   We note that on both November 12, 2015 and January 11, 2016, Fortis submitted proposals to acquire ITC in an all-cash transaction; however, Fortis later withdrew the all-cash proposal, citing "an unexpected unfavorable report from a national debt rating agency service with respect to the proposed transaction structure." Thereafter, Fortis submitted a proposal to acquire ITC for a mix of cash and stock. Please enhance your disclosure to discuss how Fortis arrived at its proposed allocation of cash and stock and discuss any considerations by ITC related to the same. In this regard we note that during the week of January 18, representatives for ITC requested that Fortis increase the value of the cash portion of its consideration.

Fortis' Reasons for the Merger, page 64

6.   Please revise your disclosure here or elsewhere in the registration statement, as appropriate, to further describe and, wherever possible, quantify the expected benefits and risks of the combined company, including, for example, the cost of becoming a US public reporting company and any anticipated synergies or cost savings of the combined company.

Opinion of Lazard

Miscellaneous, page 82

7.   We note that, in addition to the payment of US$2.5 million for financial advisory services by Lazard, the ITC board of directors may, in its discretion, pay Lazard an additional fee of up to US$2 million. Please enhance your disclosure to discuss whether the ITC board has determined to exercise such discretion, in whole or in part, or under what circumstances it may determine to do so.

Opinion of Morgan Stanley

General, page 100

8.   We note that from February 2014 through February 8, 2016, Morgan Stanley and its affiliates have "provided financial advisory and financing services to Fortis." Please expand your disclosure to describe the nature of such services offered to Fortis.

Certain Financial Projections Unaudited by the ITC Board and ITC's Financial Advisors, page 103

9.   We note your disclosure on page 106 that neither ITC nor Fortis intends to update these projections to reflect the occurrence of any events or changes, even if the underlying assumptions are shown to be in error. Please confirm your understanding that if the publicly available financial projections of ITC and Fortis no longer reflect managements' view of future performance, you should so state and an explanation should be provided as to why the projections are no longer valid.

Financing for the Merger, page 116

10.   Here, or elsewhere in your registration statement, please describe any likely materially adverse impacts on Fortis, including its credit ratings and future liquidity and cash flow, if the proposed prospective offerings and sale of a minority investment in ITC are not realized or fail to yield proceeds sufficient to fund the full cash consideration portion of the merger. Consider the impacts on Fortis if it is required to draw down on the Merger Credit Facilities. In this regard, we note Fortis' concern, as expressed by the CFO in the company's February 9, 2016 conference call, with structuring the overall merger financing arrangements to maintain its investment-grade credit ratings, as well as the risk factor on page 20 entitled "The merger may result in a downgrade of Fortis' credit ratings."

11.   Here, and elsewhere in your registration statement as appropriate, please clarify, if true, that the minority investment will involve the private placement by ITC of newly issued shares of common stock of ITC. In addition, in appropriate places, including the Risk

Factors section, please address the dilution to be experienced by ITC shareholders in the event the minority investment is completed, the dilution to be experienced as a result of the prospective offerings, and the potential for Fortis shareholders to experience dilution in the event the minority investment is not completed and, as a result, Fortis issues common shares to finance part of the merger.

12.   To the extent that Fortis reaches a binding agreement with one or more minority investors prior to the effective date of the registration statement, please disclose the material terms of such investment.

Litigation Relating to the Merger, page 121

13.   Please provide any material updates regarding the pending class action suits that are challenging the merger.

The Merger Agreement, page 138

14.   We note your disclosure that the representations and warranties made in the merger agreement "may not be accurate or complete as of any specified date." Please note that notwithstanding the foregoing disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the merger agreement, you have or will provide corrective disclosure.

Unaudited Pro Forma Condensed Consolidated Financial Information

(b) Preliminary allocation of estimate purchase price, page 175

15.   Please tell us in detail what you mean by your disclosure that long-term debt is held outside of regulated operations. If your regulated rates of return do not consider your debt to equity capital structure please advise. Notwithstanding the preceding, tell us why you did not recognize a regulated offset to the fair value adjustment recorded in the purchase accounting. We may have further comments.

16.   We note you will allocate a significant amount of the consideration to goodwill in the estimated purchase price allocation. Please tell us your consideration of providing a qualitative description of the factors that will make up the goodwill recognized. Also, please explain to us how you evaluated the acquisition for the existence of other intangible assets in accordance with ASC 805-20-55.

(c) Senior Unsecured long-term debt, page 175

17.   Please provide us with your calculation of $193 million incremental finance charges for the year ended December 31, 2015.

18.   Please revise your disclosure to clarify the basis for the estimated interest rate of 4.12%.

Unaudited Comparative per Share Data, page 179

19.   Please tell us why your $1.40 historical dividend per common share differs from the amounts stated in your financial statements of $1.43 per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Fortis

Overview, page 183

20.   Please enhance this section to provide a more detailed discussion of how the ITC merger is expected to impact your prospective financial condition and operating performance. To the extent possible, this discussion should include the expected impact of the merger on Fortis' regulated electric and gas utilities operations in the United States and any material and known operational risks, costs (attributable to the transaction, your public company obligations or otherwise), synergies, changes to your business, including how the merger is expected to contribute to your growth strategy, and any other specific challenges. Refer to Item 14.(g)(1) of Form F-4 and Item 5.D of Form 20-F.

Factors Affecting the Results of Operations of Fortis, page 183

21.   We note your disclosure regarding material regulatory decisions. Since it appears that these are important matters on which your executives focus in evaluating your financial condition and operating performance, please revise your disclosure to clarify how the rate applications, cost of capital proceedings and related cost recovery matters are expected to impact your results of operations and how you expect to manage the uncertainty of the associated risks. Finally, please address any anticipated rate changes and provide appropriate disclosure regarding your current state and federal price controls and rate plans and related metrics, as well as any other key performance indicators used by the company to measure operating performance.

Non-GAAP Financial Measures, page 186

22.   It appears you have adjusted a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar

charge or gain within the prior two years. Please advise or revise. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K.

Additional Information About Fortis

Business, page 217

23.   Please revise your discussion of the company's business to more fully contemplate incorporation of the ITC business upon giving effect to the merger and address the impacts of the merger on the company's business, including its strategic goals, perceived business strengths, anticipated capital expenditures, customers and competition.

Material Regulatory Decisions, page 231

24.   We note your disclosure pertaining to significant regulatory decisions and applications for Fortis' regulated utilities for 2015. Please advise what consideration you gave to enhancing your disclosure by providing a concise summary, possibly in tabular format, of your current price controls and rate plans to address material metrics such as rate base, allowed return on equity, achieved return, and whether additional material plan features are in place (such as capital trackers), with a view to enabling investors to more readily evaluate how your existing rate plans and anticipated changes to those plans could affect results of operations, or tell us why you do not think such disclosure would be appropriate or necessary.

Comparison of Rights of Fortis and ITC Shareholders

Certain Differences Between the Rights of Shareholders of Fortis and Shareholders of ITC, page 282

25.   Under "Voting Rights," please revise to disclose the vote required by Fortis shareholders to approve routine matters.

Fortis Inc. Notes to Consolidated Financial Statements

Note 18. Common Shares

Convertible Debentures, page F-54

26.   Please tell us your consideration of the guidance in ASC 470-20 related to your convertible debentures. Please ensure your response addresses the sections of the guidance related to beneficial conversion features. Refer to ASC 470-20-25-4-7.

Note 19. Earnings per Common Share, page F-55

27.   Please tell us if your deferred share units, performance share units and restricted share units represent participating securities. Refer to ASC 260-10-45-61. If so, tell us why you have not applied the two-class method in presenting earnings per common share. Refer to ASC 260-10-45-59A–70.

Note 20. Preference Shares, page F-56

28.   Please tell us your consideration of disclosing the information in ASC 505-10-50-4 and 5 related to your preference shares.

Note 24 Other Income (Expense), Net, page F-64

29.   Please tell us your basis for recordings gains on the sale of commercial real estate and hotel assets and non-regulated generation assets outside of operating income. Refer to ASC 360-10-45-5.

30.   Please tell us your basis in GAAP for recognizing acquisition related expenses and acquisition related customer and community benefits outside of operating income.

Note 29. Business Acquisitions, Page F-75

31.   Please tell us the nature of the US$29 million deposit related to the acquisition of the Aitken Creek Storage Facility and your consideration of the guidance in ASC 805-10-25-23.

Note 34. Contingencies, page F-89

32.   We note your disclosure in the first paragraph that the amount of liability, if any, from these actions would not have a material adverse effect on your financial position and results of operations. Please also disclose whether or not you believe that the amount of liability, if any, from the actions will have a material adverse effect on your cash flows.

33.   We note your disclosure on pages 13, 25 and 121 regarding litigation related to the merger. Please tell us your consideration of ASC 450 with regard to providing disclosure regarding these actions in the notes to your financial statements.

Annex A. Merger Agreement

34.   Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the Staff with a copy of any omitted schedule

upon request, which agreement may be included in the exhibit index to the registration statement.

Exhibit 99.1

35.   Please revise to mark your form of proxy card as "preliminary." Refer to Exchange Act Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: John Reiss, Esq.
        David Johansen, Esq.
        White & Case LLP